Exhibit 99.2

FIRST AMENDMENT

TO

SUN LIFE FINANCIAL (U.S.) SERVICES COMPANY, INC.

EMPLOYEE STOCK PURCHASE PLAN

In accordance with the power delegated to the President of Sun Life Financial (U.S.) Services Company, Inc. (the “Company”) to amend the Sun Life Financial (U.S.) Services Company, Inc. Employee Stock Purchase Plan (the “Plan”) under Section 7.1 of the Plan, Section 1.4(a) of the Plan is hereby amended and restated in its entirety to read as follows:

(a) The SLF Stock subject to purchase under the Plan shall be acquired in the open market by the Custodian. The aggregate number of shares of SLF Stock that may be purchased under the Plan shall not exceed 1,500,000 shares. All shares of SLF Stock purchased under the Plan other than shares purchased as a result of the reinvestment of dividends will count towards this limitation. If, on a given Exercise Date, the number of shares which are to be purchased exceeds the number of shares then available under the Plan, the Committee shall make a pro-rata allocation of the shares remaining available for purchase in as uniform a manner as shall be practicable and as it shall determine to be equitable.

This First Amendment to the Plan shall be effective as of February 11, 2025 (the “Effective Date”), subject to the approval of the Company’s shareholders in accordance with the terms of the Plan.

All of the terms of the Plan, as amended by this First Amendment to the Plan, will remain in full force and effect.

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IN WITNESS HEREOF, this First Amendment to the Plan is hereby executed as of the Effective Date.

SUN LIFE FINANCIAL (U.S.) SERVICES COMPANY, INC.

By:	/s/ Tammi Wortham
Name: Tammi Wortham Title: President